SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

20 May 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.




SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 May 2005 as published in the South China Morning Post in Hong Kong on 20 May 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\SHPCL&SHMB_1Q2005\ltr.doc.7





SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 19 MAY 2005 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the first quarter ended 31 March 2005 in Malaysia on 19 May 2005. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the first quarter ended 31 March 2005 in Malaysia on 19 May 2005. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FIRST QUARTER ENDED 31 MARCH 2005

	Three Months Ended	
	31.3.2005	**31.3.2004**
	RM'000	*RM'000*
Revenue	**67,668**	**80,702**
Operating profit before exceptional items	13,630	17,839
Exceptional items	0	0
Operating profit after exceptional items	13,630	17,839
Interest expense	(1,610)	(1,702)
Interest income	17	37
Share of results of associated companies	(101)	(255)
Profit before taxation	**11,936**	**15,919**
Tax expense	(3,285)	(4,887)
Profit after taxation	**8,651**	**11,032**
Minority Interests	(937)	(631)
Net Profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	**7,714**	**10,401**
Basic Earnings per Ordinary Share (sen)	1.75	2.36
Diluted Earnings per Ordinary Share (sen)	NA	NA

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 52.78%) IN THE PROFITS OF SHMB FOR THE FIRST QUARTER ENDED 31 MARCH 2005 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 19 May 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

19 May 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\ltr\SHMB-regulatory.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has released to Bursa Malaysia an announcement (the "Announcement") in relation to the results of the Annual General Meeting of SHMB held on 19 May 2005. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

34TH ANNUAL GENERAL MEETING HELD ON 19 MAY 2005

We wish to inform that at the 34th Annual General Meeting of the Company held on 19 May 2005, all resolutions as set out in the Notice of Annual General Meeting dated 27 April 2005 were unanimously passed by the shareholders.